

April 1, 2022

Jeffrey Hackman
President and Chief Executive Officer
Comera Life Sciences Holdings, Inc.
12 Gill Street
Suite 4650
Woburn, Massachusetts 01801

> **Re: Comera Life Sciences Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 25, 2022**
> **File No. 333-263377**

Dear Mr. Hackman:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 - Earn-Out Shares, page 120

1. We note your response to prior comment four. With respect to the second exercise contingency, you state that it is based on a change in control event which results in consideration of at least $12.50 per share. Please explain to us how the contractual terms of your agreement would determine how the price per share is calculated in a situation where a change in control event involves an offer being made for the total value of the Company's assets, rather than an offering price on a per-share basis. For example, please clarify whether the price per-share is calculated by dividing the transaction price by the number of outstanding shares that includes, or excludes, the shares issuable under the

earn-out agreement. As part of your response, please specifically address how you determined the method, or each of the methods, if applicable, used to determine the price per share is consistent with your conclusion that the earn-out agreement is indexed to the Company's own stock under ASC 815-40-15.

You may contact Jeanne Bennett at 202-551-3606 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Janeane R. Ferrari, Esq.